SYNTHESIS SCHOOL, INC.

Annual Report Pursuant to Regulation Crowdfunding
For the Fiscal Year Ended December 31, 2025

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1. Name of Issuer

Synthesis School, Inc.

2. Legal Status

- **Form:** Corporation
- **Jurisdiction:** Delaware
- **Date of Incorporation:** August 14, 2020

3. Physical Address

1500 Green Hills Rd
Scotts Valley, California 95066

Website: www.synthesis.com

4. Description of the Business

Synthesis School, Inc. ("Synthesis" or the "Company") is an education technology company that develops and operates online learning programs for children. The Company's core offerings include Synthesis Teams, a collaborative problem-solving program where students work together in small groups on complex challenges, and Synthesis Tutor, an AI-powered one-on-one tutoring product. The Company's programs are designed to develop critical thinking, collaboration, and problem-solving skills in students ages 6–14.

During fiscal year 2025, the Company continued to grow, with revenue increasing to $10,980,778 from $10,306,695 in FY 2024, representing 7% year-over-year growth. The Company's AI tutor product drove a 4.5x increase in subscribed student enrollment year-over-year. The net loss narrowed significantly to ($2,776,448) from ($6,161,707) in the prior year, reflecting improved operating efficiency and revenue growth.

The Company's $10.6 million convertible note was amended and restated in May 2024, extending the maturity date to June 15, 2025, and securing the note with a security interest in the Company's assets. The note matured on June 15, 2025, and remains outstanding as of year-end. The Company continues to work toward resolution.

5. Officers, Directors, and 20%+ Shareholders

Officers:

Name	Title
Chrisman Frank	Chief Executive Officer
G Charles Harrison	Chief Financial Officer, Secretary, General Counsel
Joshua Dahn	Chief Creative Officer

Directors:

Name
Chrisman Frank
Joshua Dahn
G Charles Harrison

Owners of 20% or More of the Issuer's Outstanding Voting Equity Securities:

Name	Percentage
Chrisman Frank	~32%
Joshua Dahn	~32%

6. Description of the Securities Issued Pursuant to Section 4(a)(6)

The Company issued Simple Agreements for Future Equity ("SAFEs") through a Regulation Crowdfunding offering conducted through Wefunder Portal LLC, which closed in 2022. The securities are held by Synthesis I, a series of Wefunder SPV, LLC, with a total investment of $2,067,991 at a post-money valuation cap of $350,000,000.

7. Use of Proceeds

Proceeds from the Regulation Crowdfunding offering were used for general corporate purposes, including product development, marketing, and working capital to support the Company's operations. All proceeds have been fully deployed.

8. Financial Condition of the Issuer

Summary Financial Data — Fiscal Year Ended December 31, 2025

	FY 2025	FY 2024 (Prior)
Total Assets	$2,850,525	$6,003,042
Cash and Cash Equivalents	$958,706	$4,045,041
Accounts Receivable	$796,500	$772,892

Short-term Debt	$15,302,691	$15,680,943
Long-term Debt	$0	$0
Revenue	$10,980,778	$10,306,695
Cost of Goods Sold	$1,678,042	$1,803,137
Taxes Paid	$13,637	$5,319
Net Income (Loss)	($2,777,706)	($6,161,707)
Number of Employees	26	22

Revenue grew 7% to $11.0 million, driven by continued growth in the Synthesis Tutor product. Cost of goods sold declined modestly to $1.7 million from $1.8 million. The net loss improved by 55%, narrowing from ($6.2 million) to ($2.8 million), reflecting the Company's progress toward profitability.

Total assets decreased from $6.0 million to $2.9 million, with cash declining from $4.0 million to $959,000 as the Company continued to fund operations from existing reserves. Short-term debt was $15.3 million, consisting primarily of the Company's $10.6 million convertible note (which matured June 15, 2025), $2.1 million in accrued interest, $2.5 million in deferred revenue, and other current liabilities. The Company grew its team from 22 to 26 employees.

As of year-end, the Company had a cash runway of approximately 6–12 months based on current burn rates and anticipated revenue growth.

9. Related-Party Transactions

- The Company has a loan receivable from Chrisman Frank (CEO) of $718,000 in connection with prior stock purchase arrangements, plus accrued interest of approximately $59,000.
- Chrisman Frank and Joshua Dahn, as founders and directors, receive compensation from the Company in the form of salary and equity.

10. Certification

The undersigned, as a principal officer of Synthesis School, Inc., hereby certifies that the information contained in this annual report is true and complete in all material respects.

Synthesis School, Inc.

By: _____
Name: G Charles Harrison
Title: COO & Secretary
Date: April 10, 2026